Filed by NYSE Group, Inc.
                                       Pursuant to Rule 425 under the Securities
                                           Act of 1933 and deemed filed pursuant
                                                        to Rule 14a-12 under the
                                                 Securities Exchange Act of 1934

                                                              Subject Companies:
                                NYSE Group, Inc. (Commission File No. 001-32829)
                                                                   Euronext N.V.

                                                             Date: June 12, 2006


On June 12, 2006, NYSE Group, Inc. posted on its webpage a periodic newsletter, which contained the following article regarding the proposed combination transaction between NYSE Group and Euronext N.V. The article does not contain any material information that has not previously been publicly disclosed:

                                  *    *    *

                     NYSE GROUP AND EURONEXT ANNOUNCE MERGER
                  U.S.-EUROPEAN DEAL TO CREATE GLOBAL EXCHANGE

Three months after the NYSE merged with Archipelago to form NYSE Group, the new company is pursuing another combination - this time with Euronext N.V., the European operator of stock exchanges in Paris, Brussels, Amsterdam and Lisbon, and a derivatives exchange in London. On June 1, NYSE Group - the Big Board's parent -- and Euronext signed an agreement to combine their businesses in a merger of equals. The proposed combination will create the world's largest and most liquid global securities marketplace with a total market capitalization of $20 billion. It will be the first trans-Atlantic merger of its kind among securities exchanges.
          "We are combining two great companies," said NYSE Group CEO John A. Thain at a press conference in Paris on June 2. "In today's marketplace, it's not enough to simply be a leader in the United States. It's not enough simply to be the champion in Europe. It really is important to be a global competitor."
         The new entity - NYSE Euronext - will be a U.S. holding company whose shares will be listed both on the NYSE and Euronext Paris and traded in U.S. dollars and euros, respectively. The new global exchange will encompass seven exchanges in six countries with New York as its global and U.S. headquarters and Paris and Amsterdam as its international headquarters.
         "Euronext shares our strategic vision that to become a true global competitor will require further market consolidation, greater diversity of product offerings, and a much better ability to reach investors and issuers around the world," said NYSE Group Chairman Marshall N. Carter.
         The merger will allow NYSE Group to achieve greater geographic and product diversification. In addition to expanding into Europe, NYSE Group will enhance its foothold in the trading of derivatives, an important component of the multi-asset-class marketplace it is building. The $20 billion combined company will assume a market leadership position in a diverse set of large and growing businesses, including cash equities, listings, equity options and futures, bonds and market data.


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         The new company will also be well positioned to serve global-minded investors interested in moving assets seamlessly across continents and time zones. NYSE Euronext will cover more time zones than any other exchange group and will trade in two of the world's main currencies, making it easier for investors to trade securities listed on any of the seven exchanges.
         "Combining NYSE's global brand and leading cash marketplace with Euronext's international, cross-border, and diversified product range, technology and integration skills is the winning global platform for growth," said Jean-Francois Theodore, CEO of Euronext.
         Both NYSE Group and Euronext believe the combination will create substantial value for all stakeholders through the realization of pre-tax annual cost and revenue synergies estimated at $375 million ((euro)295 million), of which approximately $250 million ((euro)195 million) are expected to come from the streamlining of the combined company's IT systems and platforms. The companies also anticipate that NYSE Euronext's market leadership position in cash equities, listings and derivatives will create opportunities to expand the combined revenue base by an estimated $100 million ((euro)80 million) over a three-year period.
         "This merger of equals, based on a balanced governance structure, will deliver significant shareholder value from substantial, quantified and deliverable synergies, and will allow Euronext to play a full role in reshaping the global capital market," said Jan Michiel Hessels, chairman of the supervisory board of Euronext.
         As the world's first trans-Atlantic merger between securities exchanges, NYSE Euronext will have a global board of directors and management team. Euronext's Mr. Hessels will serve as chairman of the new company's single-tier board of directors, and Mr. Carter, the current chairman of NYSE Group, will serve as deputy chairman. Mr. Thain, CEO of NYSE Group, will head NYSE Euronext as CEO, and Jean-Francois Theodore, Euronext's current CEO, will be deputy CEO and head of International Operations of the combined company. Mr. Thain and Mr. Theodore will also join the board of NYSE Euronext, which initially will consist of 20 directors, 11 of which will be designated by NYSE Group and nine by Euronext.

         Under the terms of the agreement, each share of NYSE Group will be converted into one share of NYSE Euronext common stock. Euronext shareholders will be offered the right to exchange each of their shares for .980 share of NYSE Euronext stock and (euro)21.32 in cash and will be able to elect to receive all shares or all cash through a mix-and-match procedure, subject to proration. Euronext will also pay its previously announced extraordinary distribution of
(euro)3 per share.
         Each of NYSE Euronext's markets will continue to be regulated in accordance with local requirements. Specifically, NYSE Euronext's European markets will continue to be regulated in accordance with their existing regulators, and the SEC will continue to regulate the U.S. markets.
         The NYSE Euronext offer for Euronext shares is expected to be launched within six months, following the satisfaction of certain conditions, including receipt of regulatory approvals and NYSE and Euronext shareholder approval. The two companies are confident the transaction does not raise competition issues.
         "This is an important development in the history of the NYSE, Euronext and the global capital markets," said Mr. Thain. "A partnership with Euronext fulfills our shared vision of building a truly global marketplace with great breadth of product and geographic reach that will benefit all investors, issuers and our shareholders and stakeholders."
         FOR ADDITIONAL INFORMATION ON THE PROPOSED MERGER, GO TO WWW.NYSE.COM/MERGER.


                                  *    *    *


ABOUT EURONEXT N.V.
Euronext N.V. is the first genuinely cross-border exchange organization in Europe. It provides services for regulated stock and derivatives markets in Belgium, France, the Netherlands and Portugal, as well as in the UK (derivatives only). It is Europe's leading stock exchange based on trading volumes on the central order book.

Euronext is integrating its markets across Europe to provide users with a single market that is very broad, highly liquid and extremely cost-effective. In 2004, it completed a four-year project in which it migrated its markets to harmonized IT platforms for cash trading (NSC), derivatives (LIFFE CONNECT(R)) and clearing. Euronext's development and integration model generates synergies by incorporating the individual strengths and assets of each local market, proving that the most successful way to merge European exchanges is to apply global vision at a local level.

Euronext provides financial market participants with a comprehensive range of integrated services to meet their needs. These services range from facilitating public offerings and providing trading facilities for cash and derivatives products to supplying market data. Euronext's users also benefit from clearing services provided by LCH.Clearnet, and settlement and custody through local CSDs (central securities depositories), Group subsidiary in Portugal, and its partnership with Euroclear. The sale of software and IT solutions complete Euronext's range of services.

Euronext's customers include:

     o members and financial institutions that have direct access to trading on its markets;
     o companies whose securities are listed on its markets, enabling them to raise capital;
     o    institutional and retail investors who trade on Euronext's markets;
     o other organizations that use Euronext's technologies and services; o users of financial information.

Euronext has diversified sources of revenues, which protect it against fluctuations in the financial markets. Developments such as the acquisition of LIFFE (the London-based derivatives market) in 2002 and the merger of Euronext's subsidiary Clearnet with the London Clearing House in 2003 have made the Group's derivatives markets and European clearing activities more efficient, providing benefits for the entire European financial community.



ABOUT NYSE GROUP, INC.
NYSE Group, Inc. (NYSE:NYX) operates two securities exchanges: the New York Stock Exchange (the "NYSE") and NYSE Arca (formerly known as the Archipelago Exchange, or ArcaEx(R), and the Pacific Exchange). NYSE Group is a leading provider of securities listing, trading and market data products and services. The NYSE is the world's largest and most liquid cash equities exchange. The NYSE provides a reliable, orderly, liquid and efficient marketplace where investors buy and sell listed companies' common stock and other securities. Our listed operating companies represent a total global market capitalization of over $22.9 trillion. In the first quarter 2006, on an average trading day, over 1.7 billion shares, valued at over $65 billion, were traded on the NYSE.

NYSE Arca operates the first open, all-electronic stock exchange in the United States and has a leading position in trading exchange-traded funds and exchange-listed securities. NYSE Arca is also an exchange for trading equity options. NYSE Arca's trading platform links traders to multiple U.S. market centers and provide customers with fast electronic execution and open, direct and anonymous market access.

NYSE Regulation, an independent not-for-profit subsidiary, regulates member organizations through the enforcement of marketplace rules and federal securities laws. NYSE Regulation also ensures that companies listed on the NYSE and NYSE Arca meet their financial and corporate governance listing standards.

For more information on NYSE Group, go to www.nyse.com. Information contained on our Web site does not constitute a part of the prospectus relating to the proposed offering.


CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
Information set forth in this article contains forward-looking statements, which involve a number of risks and uncertainties. Euronext and the NYSE Group caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving NYSE Group and Euronext, including estimated revenue and cost synergies, the new company's plans, objectives, expectations and intentions and other statements that are not historical facts. Additional risks and factors are identified in NYSE Group's filings with the U.S. Securities Exchange Commission (the "SEC"), including its report on Form 10-K for the fiscal year ending Dec. 31, 2005, which is available on NYSE

Group's Web site at www.nyse.com and the SEC's Web site at www.sec.gov, and in Euronext's filings with the Autoriteit Financiele Markten (Authority for the Financial Markets) in The Netherlands, including its annual report and registration document for 2005, which is available on Euronext's Web site at www.euronext.com. The parties undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.


NOT AN OFFER
This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, and applicable European regulations.


ADDITIONAL INFORMATION ABOUT THIS TRANSACTION
In connection with the proposed business combination transaction, Euronext and NYSE Group expect that a newly formed holding company will file a Registration Statement on Form S-4 with the SEC that will include a proxy statement of NYSE Group that will also constitute a prospectus for the newly formed holding company. NYSE Group will mail the proxy statement/prospectus to its stockholders and the prospectus will be mailed to Euronext shareholders.

Investors and security holders are urged to read the proxy statement/prospectus regarding the proposed business combination transaction if and when it becomes available because it will contain important information.

You may obtain a free copy of the proxy statement/prospectus (if and when available) and other related documents filed by NYSE Group and the newly formed holding company with the SEC at the SEC's Web site at www.sec.gov. The proxy statement/prospectus (if and when it becomes available) and the other documents may also be obtained for free by accessing NYSE Group's Web site at www.nyse.com and Euronext's Web site at www.euronext.com.

NYSE Group and its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from NYSE Group stockholders in respect of the proposed business combination transaction. You can find information about NYSE Group's executive officers and directors in NYSE Group's definitive proxy statement filed with the SEC on April 28, 2006. You can obtain free copies of these documents and of the proxy statement prospectus (when it becomes available) from NYSE Group by contacting its investor relations department. Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.